INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04010374

February 26, 2004

SUPPL

04 MAR -9 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated February 26, 2004.

Yours very truly,

Laura Williams
Assistant Controller

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

llw
Enclosure

dlw 3/9

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

For Immediate Release
TSE Symbol – IPA

Janice Stasiuk, C.A. Appointed Chief Financial Officer

Vancouver, Canada, February 26, 2004 – Mr. Clark Quintin is pleased to announce that Janice Stasiuk, C.A. has joined Integrated Paving Concepts Inc. as Chief Financial Officer and Secretary to the Board. Janice brings an excellent financial and operating background.

Janice has held important positions with such companies as BakeMark (formerly Kirkland & Rose Ltd.), R.C. Purdy Chocolates, and most recently QLT Inc., a Vancouver based biotechnology company. With experience in both private and public companies, and strong leadership skills, Janice brings an important perspective to our Company.

Ms. Stasiuk's appointment is effective immediately.

Integrated Paving Concepts Inc. is an industrial technology company based in BC, Canada that manufactures and distributes products for the paving industry. The company's principal product is StreetPrint Pavement Texturing, a patented system that is marketed through the company's Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world.

For more information contact: *Clark Quintin, President & CEO*
Phone: (604) 574-7510. Ext. 230
Email: clark.quintin@streetprint.com
Internet: www.streetprint.com

Integrated Paving Concepts Inc.: *Symbol: IPA*
The Toronto Stock Exchange